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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Consolidated Graphics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
209341 10 6
(CUSIP Number)
November 17, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	209341 10 6

1	NAMES OF REPORTING PERSONS Joe R. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		1,230,900 (1)(2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,230,900 (1)(2)

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,900 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,100,000 shares (although certain restrictions apply to Mr. Davis’s ability to sell 360,000 of such shares that are issuable upon the exercise by Mr. Davis of certain of his stock options) subject to stock options that have not been exercised by Mr. Davis but which are immediately exercisable or will become exercisable within 60 days of the date hereof.
(2) Mr. Davis has 5,625 restricted stock units that have vested, except that shares of Common Stock issuable pursuant to such vested units are not deliverable until March 1, 2009 and thus they are not considered beneficially owned for purposes hereof.

ITEM 1:

(a)	Name of Issuer:	Consolidated Graphics, Inc.

(b)	Address of Issuer’s Principal	5858 Westheimer, Suite 200
	Executive Offices:	Houston, Texas 77057
ITEM 2:

(a)	Name of Person Filing:	Joe R. Davis

(b)	Address of Principal	5858 Westheimer, Suite 200
	Business Office:	Houston, Texas 77057

(c)	Citizenship:	U.S.

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	209341 10 6
ITEM 3:
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

ITEM 4:
Ownership:
(a)	Amount beneficially owned: 1,230,900 (1) (2)

(b)	Percent of class: Approximately 10.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,230,900 (1) (2)

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 1,230,900 (1) (2)

(iv)	Shared power to dispose or to direct the disposition of: None
ITEM 5:
Ownership of Five Percent or Less of a Class:
Not Applicable
ITEM 6:
Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable

(1)
Includes 1,100,000 shares (although certain restrictions apply to Mr. Davis’s ability to sell 360,000 of such shares that are issuable upon the exercise by Mr. Davis of certain of his stock options) subject to stock options that have not been exercised by Mr. Davis but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Mr. Davis has 5,625 restricted stock units that have vested, except that shares of Common Stock issuable pursuant to such vested units are not deliverable until March 1, 2009 and thus they are not considered beneficially owned for purposes hereof.

ITEM 7:
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable
ITEM 8:
Identification and Classification of Members of the Group:
Not Applicable
ITEM 9:
Notice of Dissolution of Group:
Not Applicable
ITEM 10:
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 24, 2008
/s/ JOE R. DAVIS
JOE R. DAVIS

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